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February 1, 2007                                     Writer's Direct Contact
                                                     650-813-5641
                                                     JBastian@mofo.com




By Telefacsimile, Mail and EDGAR

Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Electroglas, Inc.
         Registration Statement on Form S-3
         File No. 333-134587

Dear Mr. James:

On behalf of our client, Electroglas, Inc. (the "Company") we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter of June 6, 2006. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff's comments fully identified in bold and italicized type immediately prior to each response.

1. Please revise the filing to include financial statements that meet the requirements of Article 3 of Regulation S-X. We note that the financial statements currently incorporated by reference into the filing do not include audited balance sheets as of the end of the last two fiscal year ends, nor do they include audited statements of operations, cash flows and changes in stockholders' equity for the periods required by Regulation S-X. In addition, please note that the end of the transition period is viewed the same as a fiscal year end for purposes of complying with the age of financial statements requirements of Rule 3-12 of Regulation S-X in 1933 Act filings.

                RESPONSE:
                ---------

The Company advises the Staff that it has filed its Annual Report on Form 10-K for the year ended May 31, 2006, which contains audited balance sheets of the

Martin James, Senior Assistant Chief Accountant
February 1, 2007
Page Two


Company as of May 31, 2006 and May 31, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended May 31, 2006 and the five month period ended May 31, 2005.

In connection with responding to the Staff's comments, the Company acknowledges the following:

o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Justin L. Bastian



Justin L. Bastian

cc:   Tom Brunton, Electroglas, Inc.